CERTIFICATE OF AMENDMENT

(PURSUANT TO NRS 78.385 AND 78.390)

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.	Name of corporation:
Mid-Power Service Corporation

2.	The articles have been amended as follows (provide article numbers, if available):
Article I is amended to read as follows:

Article I

The name of the Corporation shall be Caldera Corporation.

3.         The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 6,006,667 (54.3%)

4.	Effective date of filing (optional): 2/16/07

5.	Officer Signature (Required): /s/